

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2019

Anthony Lombardo
President
Gryphon Resources, Inc.
3512 Desert Mesa Road
Roanoke, TX 76262

> **Re: Gryphon Resources, Inc.**
> **Form 10-12G**
> **Filed July 3, 2019**
> **File No. 000-53371**

Dear Mr. Lombardo:

We issued comments on the above captioned filing on July 26, 2019. On August 16, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Michael Killoy at 202-551-7576 or John Reynolds at 202-551-3795 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining